Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

DevvStream Announces Strategic Partnership with WOCAN to Advance Women’s Empowerment Projects and Generate W+ Credits

Partnership to develop independently verified, tradeable W+ social impact credits stemming from women’s empowerment activities

VANCOUVER, British Columbia, Sept. 28, 2023 (GLOBE NEWSWIRE) --DevvStream Holdings Inc. (“DevvStream” or the “Company”) (CBOE: DESG) (OTCQB: DSTRF) (FSE: CQ0), a leading carbon credit project development and generation firm specializing in technology solutions, today announced a project development and marketing agreement with Women Organizing for Change in Agriculture and Natural Resource Management (WOCAN), a women-led international membership network established in 2004 with the objective of removing organizational barriers that obstruct women from realizing positions of leadership and influence in the agriculture and natural resource management sectors. The collaboration will drive sustainable and measurable change in key areas such as education, health, economic empowerment, and environmental stewardship.

WOCAN is the innovator behind the pioneering W+ Standard, a framework designed to value and reward projects that tangibly improve the lives of women and their community members. If an eligible project meets criteria defined by the W+ Standard, the project’s results are independently verified, the project is certified, and W+ credits are generated; at least 20% of the sales revenue is distributed to women engaged in the project.

Under the agreement, DevvStream aims to leverage its expertise in the investment into and co-development of carbon removal activities to finance the development of eligible projects, refer potential financiers to project owners, and provide both project development and commercialization services, in exchange for a portion of the resulting W+ credits. In turn, WOCAN will provide active guidance, technical expertise, and direct support in the development of eligible projects via its network of W+ Standard and gender experts. Two initial projects will employ the W+ Standard to generate W+ credits related to the provision of water services and biogas stoves to rural communities across three African nations.

“DevvStream is committed to promoting women’s empowerment globally,” said Sunny Trinh, CEO of DevvStream, “and part of that commitment is ensuring that our efforts yield clear and measurable results. That’s why the W+ Standard is so important—it adds scientific rigor to social impact work, ensuring that the resulting benefits are quantified and transparent. We are proud to work alongside WOCAN to fund women’s empowerment activities at the grassroots level while generating meaningful returns for project participants and investors via W+ credits. This enables us to both promote the values of equality and inclusivity while advancing projects that protect, restore, and ensure the sustainable use of nature.”

“WOCAN is very pleased to have DevvStream as a partner to leverage climate finance to provide the critical pre-financing for projects that can increase the quantity and quality of their gender and women’s empowerment activities, in ways that assure results in six areas measured by the W+ Standard: time saving, incomes/assets, health, education/knowledge, food security and leadership,” said Jeannette Gurung, Executive Director of WOCAN. “We expect this partnership to be a major step in WOCAN’s effort to scale transformational outcomes for women in projects promoting both environmental and social outcomes.”

About WOCAN

Women Organizing for Change in Agriculture and Natural Resource Management (WOCAN) is a 20-year-old women-led international membership network of over 1450 women and men professionals and women’s associations in 114 countries who have expertise in agriculture and natural resource management.

WOCAN's purpose is to advance women’s empowerment and collective action to tackle climate change, poverty and food insecurity within enabling environments. Through its global network of experts in Africa, Asia, and Latin America, it provides consultancy services for gender and women’s leadership training, assessment, and project design and measurement for the W+ Standard.

WOCAN created the W+ Standard in 2014 as a result-based financing and market-based framework to incentivize project developers to amplify support for gender /women’s empowerment and create new channels for revenue for grassroots women’s organizations. This innovation was inspired by the approach of carbon markets to monetize environmental impacts and channel capital to fund projects and benefit communities.

About DevvStream

Founded in 2021, DevvStream is a technology-based sustainability company that advances the development and monetization of environmental assets, with an initial focus on carbon markets. DevvStream works with governments and corporations worldwide to achieve their sustainability goals through the implementation of curated green technology projects that generate renewable energy, improve energy efficiencies, eliminate or reduce emissions, and sequester carbon directly from the air—creating carbon credits in the process.

On September 13, 2023, DevvStream and Focus Impact Acquisition Corp. (Nasdaq: FIAC) announced that they have entered into a definitive Business Combination Agreement for a business combination that would result in the combined Company (DevvStream) to be listed on the Nasdaq Stock Market under the ticker symbol “DEVS”.

On Behalf of the Board of Directors,

Sunny Trinh, CEO

DevvStream Media Contacts

DevvStream@icrinc.com and info@fcir.ca

Disclaimer

This news release contains forward-looking statements, including statements that are not historical facts. All statements other than statements of historical fact included in this release are forward-looking statements, including statements relating to the carbon credits expected to be generated by BCRB's offset project. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company, and which are described in the Company's public filings available under its profile at www.sedarplus.ca. The reader is cautioned not to place undue reliance on any forward-looking information. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company does not intend to update any of the included forward-looking statements except as required by Canadian securities laws.